UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 3)*

THE KRAFT HEINZ COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

500754106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 500754106	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 541,301,318[1]
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 325,442,152[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,301,318[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.3%
12	TYPE OF REPORTING PERSON IN

[1]

The reporting person may be deemed to have beneficial ownership of (i) 325,442,152 shares of common stock, $0.01 par value, of the issuer (“common stock”) held of record by Berkshire Hathaway Inc. and (ii) an additional 215,859,166 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 500754106	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 541,301,318[2]
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 325,442,152[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,301,318[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.3%
12	TYPE OF REPORTING PERSON HC, CO

[2]

The reporting person may be deemed to have beneficial ownership of 215,859,166 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 500754106	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Benjamin Moore & Co. Retirement Income Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 192,666
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 192,666
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,666
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%
12	TYPE OF REPORTING PERSON EP

Page 5 of 9 Pages

SCHEDULE 13G

Item 1.
	(a)	Name of Issuer

The Kraft Heinz Company

	(b)	Address of Issuer’s Principal Executive Offices

One PPG Place, Suite 3200, Pittsburgh, Pennsylvania 15222

Item 2(a).		Name of Person Filing:

Item 2(b).		Address of Principal Business Office:

Item 2(c).		Citizenship:

Warren E. Buffett 3555 Farnam Street Omaha, Nebraska 68131 United States Citizen

Berkshire Hathaway Inc. 3555 Farnam Street Omaha, Nebraska 68131 Delaware corporation

Benjamin Moore & Co. Retirement Income Plan c/o Benjamin Moore & Co. 101 Paragon Drive Montvale, NJ 07645 New Jersey Corporation

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

500754106

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.		Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially Owned

See the Cover Pages for each of the Reporting Persons.

	(b)	Percent of Class

See the Cover Pages for each of the Reporting Persons.

Page 6 of 9 Pages

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of

(iv) shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5.		Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Part 1 of Exhibit A.

Item 8.		Identification and Classification of Members of the Group.

See Part 2 of Exhibit A.

Item 9.		Notice of Dissolution of Group.

Not Applicable.

Item 10.		Certification.

Not Applicable.

Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of February, 2021

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board

BENJAMIN MOORE & CO. RETIREMENT INCOME PLAN

By:	/s/ Warren E. Buffett
Warren E. Buffett
Attorney-in-Fact

Page 8 of 9 Pages

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

Part 1

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

EMPLOYEE BENEFIT PLANS IN ACCORDANCE WITH § 240.13d-1-(b)(1)(ii)(F):

Benjamin Moore & Co. Retirement Income Plan

Part 2

As a result of the relationships described in this Part 2 of Exhibit A, Berkshire Hathaway Inc., Warren E. Buffett, 3G Global Food Holdings LP and certain of Global Food Holdings LP’s affiliates may be deemed to be a group for purposes of Section 13(d) of the Act. As of December 31, 2020, the foregoing persons collectively owned 541,301,318 shares of common stock of the issuer.

3G Global Food Holdings LP and Berkshire Hathaway Inc. are parties to a Shareholders’ Agreement, dated as of July 2, 2015 (the “Shareholders’ Agreement”), that governs how the parties and their affiliates vote the shares of common stock of the issuer held by them as of July 2, 2015 (“Shares”) with respect to supporting director nominees that are designated by Berkshire Hathaway Inc. or 3G Global Food Holdings LP, respectively. Pursuant to the Shareholders’ Agreement, 3G Global Food Holdings LP has agreed that for so long as Berkshire Hathaway Inc. and its affiliates control Shares representing at least 66% of the voting power in election of directors of the Shares owned by Berkshire Hathaway, Inc. as of July 2, 2015, 3G Global Food Holdings LP and its affiliates will vote the Shares in favor of three issuer board nominees designated by Berkshire Hathaway Inc. and not take any action to remove such designees without Berkshire Hathaway Inc.’s consent.

Similarly, Berkshire Hathaway Inc. has agreed that for so long as 3G Global Food Holdings LP and its affiliates control Shares representing at least 66% of the voting power in election of directors of the Shares owned by 3G Global Food Holdings LP and its affiliates as of July 2, 2015, Berkshire Hathaway Inc. and its affiliates will vote the Shares in favor of three issuer board nominees designated by 3G Global Food Holdings LP and not take any action to remove such designees without 3G Global Food Holdings LP’s consent.

The Shareholders’ Agreement provides that the foregoing support obligations of each party will step down as a result of a reduction in control of Shares by the other party below the applicable 66% threshold described above.

Page 9 of 9 Pages

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of The Kraft Heinz Company may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 16, 2021	/s/ Warren E. Buffett
Warren E. Buffett

Dated: February 16, 2021	Berkshire Hathaway Inc.

/s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman and Chief Executive Officer

Dated: February 16, 2021	Benjamin Moore & Co. Retirement Income Plan

/s/ Daniel Calkins
By: Daniel Calkins
Title: President, Benjamin Moore and Co.